UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF SEPTEMBER 2018
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

September 28, 2018

METHANEX CORPORATION APPOINTS JAMES BERTRAM TO ITS BOARD OF DIRECTORS

VANCOUVER, BRITISH COLUMBIA (September 28, 2018) - Methanex Corporation (TSX:MX) (NASDAQ:MEOH) is pleased to announce the appointment of James Bertram to its Board of Directors effective October 1, 2018.

Mr. Bertram served as the Chief Executive Officer of Keyera Corporation, one of the largest independent midstream energy companies in Canada, from its inception in 1998 until 2014 and is currently the Chair of the Board for that company. Prior to working at Keyera, Mr. Bertram held senior marketing roles with other energy companies: Gulf Canada and Amerada Hess Canada (now Hess Corporation). Mr. Bertram holds a Bachelor of Commerce degree from the University of Calgary and also serves as a director of Emera Inc.

John Floren, President and CEO of Methanex, commented, “We are pleased to welcome Jim to Methanex’s Board. He brings to Methanex a wealth of senior management experience in both the North American and global energy markets. His experience as a former CEO of a public company is a significant asset and will complement our current Board’s skills and experience.”

Methanex is a Vancouver-based, publicly traded company and is the world's largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH”. Methanex can be visited online at www.methanex.com.
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Inquiries:
Kim Campbell
Manager, Investor Relations
Methanex Corporation
604-661-2600 or Toll Free 1-800-661-8851
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: September 28, 2018	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary